Revised Policy on Investments in Structured Notes

The Board of Van Kampen Senior Income Trust has revised the Fund's policy to invest up to 5% of its total assets in various structured note investments by expanding the universe of the types of structured notes in which the Fund can invest. This replaces the former policy of the Fund to invest only in structured notes where the rates of return are determined by reference to the total rate of return on one or more
senior loans referenced in such notes.   Interest on structured note
investments may now be based on a spread over an index or a benchmark interest rate, or other reference indicator, that may or may not correlate to the total rate of return on one or more Senior Loans referenced in such notes.